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JOHANNESBURG

February 11, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Judiciary Plaza
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Companhia Força e Luz Cataguazes-Leopoldina
<u>File No. 82-5147</u>

Dear Ladies and Gentlemen:

We have attached a list (Schedule I hereto) of documents that Companhia Força e Luz Cataguazes Leopoldina (the "Company") has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange and which was made public thereby or (c) distributed or is required to distribute to its security holders, in each case since January 16, 2004 in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 12g3-2(b) promulgated thereunder. An English translation of each such document is attached as an exhibit to Schedule I.

We are furnishing the information set forth above on the understanding that such information will not be deemed either "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information will constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

dlw 2/17

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3147-5600.

Very truly yours,

Miguel S. Lawson

Schedule I

1. Summons for Extraordinary Shareholders' Meeting to be held on February 18, 2004, dated January 15, 2004 (English translation attached hereto as Exhibit 1).

2. Notice on Setting the Record Straight (English translation attached hereto as Exhibit 2).

04 FEB 17 AM 7:21

COMPANHIA FORÇA E LUZ CATAGUAZES LEOPOLDINA

1

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
PUBLICITY TRADED CORPORATION
Corporate Tax No. (CNPJ/MF): 19.527.639/0001-58
NIRE: 3130004099-2

SUMMONS
EXTRAORDINARY SHAREHOLDERS' MEETING

At the request of the shareholders Fondelec Essential Services Growth Fund, L.P. and The Latin America Energy and Electricity Fund I, L. P., the shareholders of the **COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA** ("Company") are invited, in accordance with Article 123 of Law No. 6404/76, to meet on February 18, 2004, at 10:00 a.m., at the Company's head office, located at Praça Rui Barbosa 80, in Cataguases (Minas Gerais), for an Extraordinary Shareholders' Meeting, which will deliberate on the following matters:

(a) the proposed liability suit to be brought against the current members of the Board of Directors of the Company, in accordance with Article 158, II, of Law No. 6404/76, resulting from the request to effect and actually making a judicial deposit of the value corresponding to the preferred shares' dividends;

(b) the dismissal of members of the Board of Directors of the Company and the appointment of new members to replace them.

The Company considers that the request for the meeting is unjustified, in light of the fact that the matter is currently *sub judice,* due to the legal decision of His Honor, the reporting Appelate Court Judge, concerning the appeals currently pending before the 18th Civil Panel of the Rio de Janeiro Appelate Court, authorizing "the appellant Company to effect the payment of dividends to its shareholders, in compliance with the previous capital (i.e., not reduced), and determining to His Honor the lower court Judge, to issue the judicial deposit form in accordance with the amount to be declared by Companhia Força e Luz Cataguazes-Leopoldina..."

- Furthermore, the present summons is issued against the Company's will. The Company reserves its right to dispute in court the request for the said summons and to request the court to cancel of the Extraordinary Shareholders' Meeting, as well as to hold accountable the shareholders who made the request.

- The Powers of Attorney granting special powers of representation at the Shareholders' Meeting, to which the present notice refers, must be deposited at the Company's head offices, at least 48 (forty-eight) hours before the scheduled time for the meeting to start.

Cataguases, January 15, 2004

Ivan Müller Botelho
Chairman of the Board

COMPANHIA FORÇA E LUZ CATAGUAZES LEOPOLDINA

2

04 FEB 17 AM 7:21

SETTING THE RECORD STRAIGHT

In the notice it published concerning the company Companhia Força e Luz Cataguazes-Leopoldina ("CFLCL"), Alliant Energy Holdings do Brasil Ltda. clearly set forth its intention, which the management of CFLCL vehemently repudiates: to place the control in foreign hands of a Brazilian company which has been in business for over a century.

Alliant has actually allied itself to two other overseas investors - Fondelec and The Latin America Energy & Electricity Fund (collectively referred to as "Fondelec"), which together hold 53% of the company's total share capital. Shared control or any other half-truth is not their intention: the aforementioned overseas shareholders wish to acquire **absolute** control of CFLCL.

Alliant states it is acting in the interests of the company and the shareholders. This is not the case. The CEO of the company itself has said as much in a statement made overseas:

"We are very disappointed with the results from our Brazil investments, thus it is imperative we see improved results in the near future. As previously indicated, we currently have no intentions of investing additional capital in Brazil through the end of 2003. If we do not see marked improvement in the performance of the business in this timeframe, we will re-evaluate our commitment to the Brazil market."

In much the same way it acted in the wake of the crisis which rocked the United States, Alliant sold holdings in Australia and other countries in order to solely focus its attention on the domestic market. It is odd that it has now stated the opposite in Brazil, with the aim of attempting to disguise its real strategy of getting a deal to further its interests.

Alliant says it has invested over R$ 1.2 billion. This is not the case. The share capital increases carried out by Alliant at CFLCL and its subsidiaries amass R$614 million.

The "clarification" provided by Alliant concerning the Juiz de Fora thermoelectric Power Station, a joint investment entered into by CFLCL and Alliant, is also fallacious. It does not take into consideration the lack of corporate approval, approved credit for the project or the status of the energy industry in Brazil. In fact, the Mines and Energy Minister herself has emphasized the need to reconsider investments in thermoelectricity, at a time when the considerable volumes of surplus energy, especially in the Southeast, mean that prudence is required when taking decisions concerning this type of business. Alliant states its intention to act prudently when managing the group's companies, but in fact its business decisions do not seem to be based upon any such prudence.

However, a false argument of unprecedented proportions which is impossible to explain is that Alliant is simultaneously seeking to (I) prevent CFLCL from paying the dividend to preferred shareholders and (II) claiming it is entitled to vote because said dividend has not been paid. Why is it behaving in this contradictory manner? The answer is very simple: Alliant is not interested in the dividends (much to the contrary) are much less in

the small shareholders. It is interested in illegitimately gaining the power of control over the company without having to fulfill the commitment set forth in the Company's bylaws of making a public offer to the small shareholders.

If not distributing dividends is the condition for Alliant to maintain control over CFLCL, without sharing it with anybody other than its ally Fondelec, it is obvious that this control will be harmful to the interests of the small shareholders. We are referring to those shareholders loosely assembled by Alliant and Fondelec, but rather the other 13,000 shareholders which recognize the legitimacy and the benefit of the actions taken by the Company's management.

The Brazilian public electrical power service cannot be placed at the mercy of speculators without the background or administrative capability to provide this essential public service, on the scale operated by CFLCL for over a century.

Alliant's ally, Fondelec, tried its hand at managing telecommunications companies in Brazil, by means of its subsidiary Intercom Brasil Ltda. It shut down its business activities in Brazil in July 2003, after less than two years of operations, leaving behind millions of reals of debt to suppliers and a number of users without service.

The Decisions of the General Shareholders' Meeting of CFLCL

Convening the General shareholders meeting held last December 9 to enable the dividend to be paid to the preferred shareholders is neither illegal, abusive nor unprecedented. The operation to reduce the share capital, approved by the shareholders, is well known and frequently used by the listed and private companies. Alliant has purposely omitted the following from the notice it published:

1. On November 12 2003, Alliant submitted a request to the CVM (Brazilian Securities Commission) to prevent the extraordinary shareholders' meeting from being held. Request denied. On December 8, Alliant asked CVM to reconsider its earlier decision. Request denied once again.

2. On December 8, Alliant requested the broker SLW, the fiduciary agent for the fourth debenture issue, hold a General Debenture Holders Meeting within the legally stipulated period. On December 16, SLW wrote to BNDESPAR, the only debenture holder taking place in the fourth issue, stating that it did not foresee any harm to the bank arising out of the resolutions of the Extraordinary Shareholders Meeting (ESM) of CFLCL. SLW requested the bank confirm this opinion, which it did on December 22.

3. On November 28, Alliant submitted a complaint to the National Electricity Agency (ANEEL), alleging supposed irregularities which would have prevented the ESM from being held. Following information provided by CFLCL, the request was denied.

4. On December 2, Fondelec filed an interim injunctive relief in the courts of Rio de Janeiro to prevent the ESM from being held. His Excellency, the Appeals Court Judge presiding the case denied the request.

5. On December 5, Fondelec (regardless of the court case in Rio de Janeiro) filed a similar lawsuit in the town of Ubá in the state of Minas Gerais. Request denied.

6. On December 7, Alliant filed a fresh interim injunctive relief in the courts of Rio de Janeiro. Requested denied. On December 8, Alliant filed the same request (also regardless of the court case in Rio) in the judicial district of Ubá, Minas Gerais state. Request denied. On December 9, at the Minas Gerais Court of Appeals, Alliant requested the decision handed down by the Justice of Ubá (Minas Gerais state) be urgently re-examined. Request denied.

7. On December 19, CFLCL requested to deposit the amount of preferred share dividends. Against the opposition of Fondelec, the following decision was granted:

"I RECONSIDER, in part, my decision detailed on pages 657/660, to, and only to, authorize the appellant Company to effect the payment of dividends to its shareholders, in compliance with the previous capital (i.e., not reduced), and instructs his Eminence the Lower Court Judge, to issue the judicial deposit form in accordance with the amount to be declared by Cataguazes-Leopoldina Power and Light Company, with the other aspects of the earlier decision being upheld."

As can be seen, the "resounding NO!" sent out by the Brazilian justice system against the Company's management, to which Alliant refers to in its published notice , is merely a figment of its imagination: the administrative authorities were unanimous in their rejection of Alliant's opposition and there is only one remaining decision to be examined in the legal system which was granted in a different injunction filed by Fondelec, requesting a supposed arbitration, without grounds, be it because they intend to impose the arbitration judge on all the Company's small shareholders, or be it because it was initiated by a shareholder who preferred the protection of the courts.

CFLCL: a century's commitments to its shareholders and to Brazil

CFLCL faced the problems arising out of electricity rationing, restructuring its short-term debt and returning to profitable ways. In fact, the economic and financial impacts resulting from the energy rationing dealt severe blows to all companies in the sector. This does not justify, however, from any business logic or reasoning, the hostile attempts to take control of the Company under the allegation of management inefficiency and ineptitude, as stated by Alliant.

In 2002, Energipe and CFLCL collected the Abradee award (the Brazilian Association of Electricity Distributors) for the best distributors of electricity in the Northeast and Southeast regions of Brazil. In 2003, the Abradee award for Greatest Improvement in Performance was given to another one of our companies, Saelpa; CFLCL received the award for Social Responsibility and Celb the award for Business Management Quality .

COMPANHIA FORÇA E LUZ CATAGUAZES LEOPOLDINA

The management of CFLCL is renowned for disseminating solid business and management culture throughout its companies and for its in-depth knowledge of Brazil. We therefore have nothing to learn from speculators who are not committed to Brazil and do not experience its difficulties or face its challenges.

We are convinced that Justice and Truth shall prevail.

Praça Rui Barbosa, 80 – Cataguases (MG) - Telefone: (32) 3429.6000 - Fax: (32) 3429.6317
http://www.cataguazes.com.br